                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Twelve-Month Period Ended December 31, 1996

Commission File No. 0-20165

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

           STERIS Corporation 401(k) Plan and Trust

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

           STERIS Corporation
           5960 Heisley Road
           Mentor, Ohio  44060

                           Annual Report
                           STERIS CORPORATION 401(K) PLAN
                           AND TRUST

                           December 31, 1996 and 1995

                           Plan Sponsor
                           STERIS CORPORATION
                           5960 Heisley Road
                           Mentor, Ohio  44060

                           Plan Administrator
                           STERIS CORPORATION
                           5960 Heisley Road
                           Mentor, Ohio  44060

                     STERIS Corporation 401(k) Plan and Trust

                          Audited Financial Statements

                           December 31, 1996 and 1995

                                    CONTENTS

REQUIRED INFORMATION

Report of Independent Auditors...................................................................        1

FINANCIAL STATEMENTS PROVIDED

Statements of Net Assets Available for Benefits, with Fund Information...........................        2
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information............        4
Notes to Financial Statements....................................................................        5

SCHEDULES

Item 27(a)--Schedule of Assets Held for Investment Purposes.......................................       9
Item 27(d)--Schedule of Reportable Transactions...................................................      10

EXHIBITS

Exhibit 23--Consent of Independent Auditors.......................................................      12

                         Report of Independent Auditors

Board of Directors
STERIS Corporation
Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of STERIS Corporation 401(k) Plan and Trust (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits at December 31, 1996 and 1995 and changes in net assets available for benefits for the year ended December 31, 1996 is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

                                                Ernst & Young LLP

Cleveland, Ohio
July 9, 1997

                               STERIS Corporation
                            401(k) Plan and Trust

     Statement of Net Assets Available for Benefits, with Fund Information

                               December 31, 1996

                                                                                   Victory
                                                   Victory         Victory       Investment                        STERIS
                                                    Stock         Balanced         Quality        EB Magic          Stock
                                                 Index Fund         Fund          Bond Fund         Fund            Fund
                                               -------------------------------------------------------------------------------
ASSETS
Investments:
   STERIS Corporation common shares                                                                               $  6,141,069
   Mutual funds                                 $   22,004,849    $  9,008,960   $   457,373
   Common/collective trusts                                                                       $ 6,642,459
   Participant loans receivable
   Other investments                                     9,934          20,903           348              381           59,311
                                               -------------------------------------------------------------------------------
Total investments                                   22,014,783       9,029,863       457,721        6,642,840        6,200,380
Employee contributions receivable                          110              25                         98,163              360
Employer contribution receivable                       200,569          91,264        19,500          133,066           72,695
                                               -------------------------------------------------------------------------------
Total assets                                        22,215,462       9,121,152       477,221        6,874,069        6,273,435

LIABILITIES
Accrued purchase of investments                                                          122              381
Accrued expenses                                        17,716          19,321           549            2,173            3,401
                                               -------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS               $   22,197,746    $  9,101,831   $   476,550      $ 6,871,515     $  6,270,034
                                               ===============================================================================




                                               Participant
                                                  Loans           Total
                                              -------------------------------
ASSETS
Investments:
   STERIS Corporation common shares                           $    6,141,069
   Mutual funds                                                   31,471,182
   Common/collective trusts                                        6,642,459
   Participant loans receivable                $  1,713,003        1,713,003
   Other investments                                                  90,877
                                              -------------------------------
Total investments                                 1,713,003       46,058,590
Employee contributions receivable                                     98,658
Employer contribution receivable                                     517,094
                                              -------------------------------
Total assets                                      1,713,003       46,674,342

LIABILITIES
Accrued purchase of investments                                          503
Accrued expenses                                                      43,160
                                              -------------------------------
NET ASSETS AVAILABLE FOR BENEFITS              $  1,713,003   $   46,630,679
                                              ===============================




See notes to financial statements.

                              STERIS Corporation

                            401(k) Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1995

                                                                                     Victory
                                                   Victory         Victory         Investment                       STERIS
                                                    Stock         Balanced           Quality       EB Magic         Stock
                                                 Index Fund         Fund            Bond Fund        Fund            Fund
                                                 ----------------------------------------------------------------------------
ASSETS
Investments:
   STERIS Corporation common shares                                                                             $   1,404,971
   Mutual funds                                  $    659,380    $   396,433       $   209,510
   Common/collective trusts                                                                       $   110,460
   Participant loans receivable
   Other investments                                      228            266               104                         22,550
                                                 ----------------------------------------------------------------------------
Total investments                                     659,608        396,699           209,614        110,460       1,427,521
Contributions receivable                                5,879          3,544             3,464          1,403          20,121
                                                 ----------------------------------------------------------------------------
Total assets                                          665,487        400,243           213,078        111,863       1,447,642

LIABILITIES
Accrued purchase of investments                         4,743          1,901             1,930            823           8,178
                                                 ----------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                $    660,744    $   398,342       $   211,148    $   111,040   $   1,439,464
                                                 ============================================================================


                                               Participant
                                                   Loans          Total
                                               ------------------------------
ASSETS
Investments:
   STERIS Corporation common shares                            $  1,404,971
   Mutual funds                                                   1,265,323
   Common/collective trusts                                         110,460
   Participant loans receivable                 $   38,733           38,733
   Other investments                                                 23,148
                                               --------------------------------
Total investments                                   38,733        2,842,635
Contributions receivable                                             34,411
                                               --------------------------------
Total assets                                        38,733        2,877,046

LIABILITIES
Accrued purchase of investments                        589           18,164
                                               --------------------------------

NET ASSETS AVAILABLE FOR BENEFITS               $   38,144     $  2,858,882
                                               ================================



See notes to financial statements.

                              STERIS Corporation
                            401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                      For the Year Ended December 31, 1996

                                                                                   Victory
                                                   Victory         Victory       Investment                        STERIS
                                                    Stock         Balanced         Quality        EB Magic          Stock
                                                 Index Fund         Fund          Bond Fund         Fund            Fund
                                                 ----------------------------------------------------------------------------
ADDITIONS
Employee contributions                           $    1,344,363  $    653,552   $      151,544   $    895,667   $     721,135
Investment income                                       293,398       175,699           17,231        192,479           2,666
Transfer from Amsco 401(k)                           19,633,449     7,742,202                       5,570,641       2,939,240
Employer contribution receivable                        200,569        91,264           19,500        133,066          72,695
                                                 ----------------------------------------------------------------------------
Total additions                                      21,471,779     8,662,717          188,275      6,791,853       3,735,736

DEDUCTIONS
Distributions to participants                         1,666,003       779,887           27,791        377,484         222,246
Expenses                                                 17,716        19,321              549          2,173           3,401
                                                 ----------------------------------------------------------------------------
Total deductions                                      1,683,719       799,208           28,340        379,657         225,647

Net realized and unrealized appreciation in
   fair value of investments                          2,036,978       631,677           (7,419)        27,243       1,643,851
Net investment transfers                               (288,036)      208,303          112,886        321,036        (323,370)
                                                 ----------------------------------------------------------------------------
Net additions                                        21,537,002     8,703,489          265,402      6,760,475       4,830,570
Net assets available for benefits at
   beginning of year                                    660,744       398,342          211,148        111,040       1,439,464
                                                 ----------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                                   $   22,197,746  $  9,101,831   $      476,550   $  6,871,515   $   6,270,034
                                                 ============================================================================

                                                  Participant
                                                     Loans          Total
                                                -------------------------------
ADDITIONS
Employee contributions                                            $   3,766,261
Investment income                                  $     70,256         751,729
Transfer from Amsco 401(k)                            1,688,481      37,574,013
Employer contribution receivable                                        517,094
                                                -------------------------------
Total additions                                       1,758,737      42,609,097

DEDUCTIONS
Distributions to participants                            53,059       3,126,470
Expenses                                                                 43,160
                                                -------------------------------
Total deductions                                         53,059       3,169,630

Net realized and unrealized appreciation in
   fair value of investments                                          4,332,330
Net investment transfers                                (30,819)
                                                -------------------------------
Net additions                                         1,674,859      43,771,797
Net assets available for benefits at
   beginning of year                                     38,144       2,858,882
                                                -------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                                     $  1,713,003     $46,630,679
                                                ===============================


See notes to financial statements.

                              STERIS Corporation
                               401(k) Plan and Trust

                          Notes to Financial Statements

                           December 31, 1996 and 1995


A.     DESCRIPTION OF THE PLAN

The following brief description of the STERIS Corporation 401(k) Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

GENERAL

The Plan, which became effective April 1, 1992, is a contributory plan available to all employees of STERIS Corporation (the "Company" or "STERIS") who have completed three months of service and have attained the age of 18 (21 prior to June 30, 1996). Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January, April, July, and October (an "Entry Date"). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

On May 1, 1996, STERIS and Amsco International, Inc. (Amsco) shareholders approved the Restated Agreement and Plan of Merger, dated as of December 16, 1995 and restated as of March 28, 1996, pursuant to which a newly-formed, wholly-owned subsidiary of STERIS was merged with and into Amsco, with Amsco becoming a wholly-owned subsidiary of STERIS, via the issuance of 0.46 STERIS Common Share for each outstanding share of Amsco Common Stock.

Effective as of June 30, 1996, the Plan was amended and the Amsco 401(k) Tax Deferred Savings Plan (the "Amsco Plan") was merged into the Plan. Also on June 30, 1996, the equity of all participants and beneficiaries in the Amsco Plan as of the date of the merger was transferred to the Plan.

CONTRIBUTIONS

A participant is permitted to contribute not less than 1 percent and not more than 10 percent of his/her compensation received during a calendar year. All contributions made by a participant must be "before-tax" deferred compensation contributions.

                              STERIS Corporation
                            401(k) Plan and Trust


                    Notes to Financial Statements--Continued

A.     DESCRIPTION OF THE PLAN--CONTINUED

Effective as of October 1, 1996, the Company may make matching discretionary contributions to a participant's account. The level of matching contributions is determined quarterly by the Company. Employer contributions are allocated to each participant's account in accordance with the investment election choices made by the participant. For the quarter ended December 31, 1996, the Company made a 50% matching contribution in cash on employee contributions on the first 6% of eligible participant compensation.

Participants are fully vested in Company matching contributions at such time as the contribution is made.

PARTICIPANT ACCOUNTS

Each participant may direct their contributions to be invested in 5 percent increments in any combination of the following investment options:

     EB Magic Fund, Victory Stock Index Fund, Victory Balanced Fund, Victory Investment Quality Bond Fund, STERIS Corporation common stock.

The allocation of a participant's contributions to these investment funds is selected by the participant and may be changed on each entry date. A participant may elect to have a portion or all of the balance of his prior contributions (in increments of 5 percent) transferred from any fund in which it is invested to any other fund.

Separate accounts are maintained for each participant showing each type of contribution and the interest of each participant in the various funds. The Plan provides participants the opportunity to apply for a loan up to 50% of that participant's balance, not to exceed $50,000.

At December 31, 1996, $29,442 had been allocated to participants who have withdrawn from the Plan.

VESTING AND PAYMENT OF BENEFITS

Participant contributions, with all earnings and appreciation thereon, are fully vested at all times. A participant whose employment terminates due to death or retirement (including retirement on account of total and permanent disability) or for reasons other than death or retirement will be eligible for a distribution equal to the full amount of the separate accounts attributable to their participant contributions.

                              STERIS Corporation
                            401(k) Plan and Trust


                    Notes to Financial Statements--Continued

A.     DESCRIPTION OF THE PLAN--CONTINUED

The Company, by action of its Board of Directors and without approval of its shareholders, has the right to amend, suspend, or terminate the Plan in its entirety. If the Plan is terminated, all amounts credited to a participant's account will be paid to such participant as directed by the Company.

PLAN EXPENSES

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. As of July 1, 1996, all other general and administrative expenses incurred in the administration of the Plan, which were previously paid by the Company, are charged against the respective funds.

B.     SIGNIFICANT ACCOUNTING POLICIES

Investments in the EB Magic Fund are stated at fair value as determined by the trustee based on the underlying investments held in the fund. Also, included in the EB Magic Fund at December 31, 1996 are three fully benefit responsive guaranteed investment contracts. These contracts are carried at contract value which approximates fair value. The average yield and crediting interest rate for the year ending December 31, 1996 was 7.62%. Interest rates are fixed. All contracts mature in 1999. All other investments are stated at fair value as measured by quoted prices in active markets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with current year reporting.

C.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the special funds of the trustee and the payment of administrative expenses. Additionally, all costs and expenses incurred in connection with the administration of the Plan for the first half of 1996 were paid for by the Company. Such transactions are exempt from being prohibited transactions.

The Plan purchased shares of common stock of the Company for $544,613 and sold shares of common stock of the Company for $327,449 for the year ended December 31, 1996.

                              STERIS Corporation
                            401(k) Plan and Trust

                    Notes to Financial Statements--Continued


D.     INCOME TAX STATUS

The Plan Administrator believes the Plan is in operational compliance with Internal Revenue Code (IRC) Section 401(a) and is, therefore, not subject to tax under IRC Section 501(a). The Plan Administrator has indicated that the Plan has been modeled after a prototype plan that has been accepted by the Internal Revenue Service. However, due to recent Plan amendments, the Plan Administrator intends to request in a timely manner a determination letter from the Internal Revenue Service. The tax exempt status of the Plan does not affect the taxability of distributions to participants.

E.     INVESTMENTS

The Plan's investments are as follows:

                                                                             DECEMBER 31, 1996
                                                                           COST         FAIR VALUE
                                                                      --------------------------------
Collective Investment Trusts of KeyBank National
   Association:
     *Employee Benefits Money Market Fund                             $       90,877   $       90,877
     *EB Magic Fund                                                      **6,621,735        6,642,459

Mutual Funds:
   Victory Stock Index Fund                                             **20,429,677       22,004,849
   Victory Balanced Fund                                                 **8,629,253        9,008,960
   Victory Investment Quality Bond Fund                                      457,606          457,373

*STERIS Corporation common stock                                         **3,692,619        6,141,069

Participant loans                                                          1,713,003        1,713,003

                                                                             DECEMBER 31, 1995
                                                                           COST         FAIR VALUE
                                                                      --------------------------------
Collective Investment Trusts of KeyBank National
   Association:
     *Employee Benefits Money Market Fund                              $       23,148   $       23,148
     *EB Magic Fund                                                           108,037          110,460

Mutual Funds:
   Victory Stock Index Fund                                                 **543,398        **659,380
   Victory Balanced Fund                                                    **348,456          396,433
   Victory Investment Quality Bond Fund                                     **201,812        **209,510

*STERIS Corporation common stock                                            **694,972      **1,404,971

Participant loans                                                              38,733           38,733

  *Party-in-interest
**Investment representing five percent or more of the Plan's net assets available for benefits


                              STERIS Corporation
                            401(k) Plan and Trust

     Form 5500, Item 27(a)--Schedule of Assets Held for Investment Purposes

                                      December 31, 1996
                                                                             Cost           Fair Value
                                                                         ------------------------------
Collective Investment Trusts of Key Bank National
  Association:
     *Employee Benefits Money Market Fund                                $       90,877    $      90,877
     *EB Magic Fund                                                           6,621,735        6,642,459

Mutual Funds:
   Victory Stock Index Fund                                                  20,429,677       22,004,849
   Victory Balanced Fund                                                      8,629,253        9,008,960
   Victory Investment Quality Bond Fund                                         457,606          457,373

*STERIS Corporation common stock                                              3,692,619        6,141,069

Participant loans                                                             1,713,003        1,713,003


    *  Party-in-interest

                              STERIS Corporation
                            401(k) Plan and Trust

           Form 5500, Item 27(d)--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1996

                                                                                                     Current
                                                                                                     Value of
                                                                                                     Asset on          Net
                                                     Purchase         Selling         Cost of       Transaction      Gain or
              Description of Asset                     Price           Price           Asset           Date           (Loss)
----------------------------------------------------------------------------------------------------------------------------
CATEGORY (i) SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Employee Benefits Money Market Fund                 $ 19,610,464                     $19,610,464   $ 19,610,464
Employee Benefits Money Market Fund                    7,739,120                       7,739,120      7,739,120
Employee Benefits Money Market Fund                      206,400                         206,400        206,400
Employee Benefits Money Market Fund                                 $ 19,570,021      19,570,021     19,570,021
Employee Benefits Money Market Fund                                    7,720,207       7,270,207      7,720,207
Employee Benefits Money Market Fund                                      209,762         209,762        209,762
Employee Benefits Money Market Fund                                      175,219         175,219        175,219
Employee Benefits Money Market Fund                      379,943                        379,9043        379,943
Employee Benefits Money Market Fund                      175,219                         175,219        175,219
Employee Benefits Money Market Fund                                      379,943         379,943        379,943
Employee Benefits Money Market Fund                      193,912                         193,912        193,912
Employee Benefits Money Market Fund                                      193,912         193,912        193,912
Employee Benefits Money Market Fund                      180,318                         180,318        180,318
Employee Benefits Money Market Fund                                      180,318         180,318        180,318
Employee Benefits Money Market Fund                      515,067                         515,067        515,067
Employee Benefits Money Market Fund                                      515,067         515,067        515,067
Victory Balanced Fund                                    265,178                         265,178        265,178
Victory Stock Index  Fund                                459,161                         459,161        459,161
EB Magic Fund                                                            147,841         147,841        147,841
Victory Balanced Fund                                  7,742,203                       7,742,203      7,742,203
Victory Balanced Fund                                                    379,943         370,236        370,236    $  9,707
Victory Stock Index Fund                              19,618,274                      19,618,274     19,618,274
Victory Stock Index Fund                                                 175,219         169,883        169,883       5,336
Victory Stock Index Fund                                                 193,911         184,641        184,641       9,270
Victory Stock Index Fund                                                 174,227         167,056        167,056       7,171
Victory Stock Index Fund                                                 514,563         455,025        455,025      59,538

                              STERIS Corporation
                            401(k) Plan and Trust

      Form 5500, Item 27(d)--Schedule of Reportable Transactions--Continued

                                                                                                              Current
                                                                                                             Value of
                                                                                                              Asset on        Net
    Number of                                                          Purchase     Selling      Cost of     Transaction    Gain or
  Transactions                 Description of Asset                     Price        Price        Asset         Date         (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii) SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

      257         Employee Benefit Money                             $ 31,449,608               $31,449,608  $31,449,608
      248            Market Fund                                                  $ 31,381,878   31,381,878   31,381,878

       86         EB Magic fund                                         1,539,592                 1,539,592    1,539,592
       45                                                                              545,739      536,796      545,739   $  8,943

       50         STERIS Corporation Common                               544,613                   544,613      544,613
       11            Stock                                                             327,449      225,279      327,449    102,170

      109         Victory Balanced Fund                                 9,054,610                 9,054,610    9,054,610
       38                                                                              808,582      773,814      808,582     34,768

       92         Victory Investment Quality                              307,404                   307,404      307,404
       28            Bond Fund                                                          52,123       51,610       52,123        513

      103         Victory Stock Index Quality                          21,845,536                21,845,536   21,845,536
       44            Bond Fund                                                       2,093,057    1,959,256    2,093,057    133,801



There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1996.